08000529

Television Broadcasts Limited
電視廣播有限公司

23 January 2008

The U.S. Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Mail Stop 3-9
Washington D.C. 20549-1004
U.S.A.

SUPPL

ISSUER: ***TELEVISION BROADCASTS LIMITED***
FILE NO. 82-1072

Dear Sirs,

TELEVISION BROADCASTS LIMITED -
Announcement on Resignation of Independent Non-executive Director and Appointment of Chairman of the Audit Committee and a member of the Remuneration Committee

Enclosed please find a copy of the captioned announcement which was published on our corporate website and the website of the Stock Exchange of Hong Kong Limited on 22 January 2008 for your retention.

PROCESSED
FEB 06 2008
THOMSON FINANCIAL

Yours faithfully,

Adrian Mak
Company Secretary

RECEIVED
2008 FEB -4

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)
Stock Code: 511

ANNOUNCEMENT

RESIGNATION OF AN INDEPENDENT NON-EXECUTIVE DIRECTOR

The Board of Directors (the "Board") of Television Broadcasts Limited (the "Company") announces that Mr. Robert Sze Tsai To ("Mr. Sze") has resigned as an independent non-executive director effective from 22 January 2008.

The Company announces that Mr. Sze has resigned as an independent non-executive director, the chairman of the Audit Committee and a member of the Remuneration Committee of the Company, effective from 22 January 2008.

The Company holds a domestic free television programme service licence. Mr. Sze is also a director of Asia Satellite Telecommunications Holdings Limited, which exercises control of two non-domestic television programme service licensees. This has rendered him a "disqualified person" under the Broadcasting Ordinance (the "Ordinance"). Pursuant to the Ordinance, the Company made an application to the Chief Executive in Council for Mr. Sze as a "disqualified person" to exercise control of the Company as a non-executive director. On 15 January 2008, the Company was informed that the application had not been entertained. Mr. Sze, therefore after careful consideration, tendered his resignation from the Board effective from 22 January 2008.

Mr. Sze has confirmed that he has no disagreement with the Board and that he is not aware of any matter in relation to his resignation that needs to be brought to the attention of the shareholders of the Company.

Mr. Gordon Siu Kwing Chue, a member of the Audit Committee, has been appointed as its Chairman and as a member of the Remuneration Committee effective from 22 January 2008.

The resignation of Mr. Sze will reduce the number of members of the Audit Committee to two and the Board will identify a replacement so as to meet the requirement as set out in Rule 3.21 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("Listing Rules").

The Board expresses its appreciation of Mr. Sze's valuable contributions to the Board over the years.

By Order of the Board
Adrian MAK Yau Kee
Company Secretary

Hong Kong, 22 January 2008

As at the date of this announcement, the Board of the Company comprises the following Directors:

Executive Directors:	Sir Run Run SHAW, *G.B.M. (Executive Chairman)* Dr. Norman LEUNG Nai Pang, *G.B.S., LL.D., J.P. (Executive Deputy Chairman)* Mona FONG *(Deputy Chairperson and Acting Managing Director)*
Non-executive Directors:	Dr. CHOW Yei Ching, *G.B.S.* Christina LEE LOOK Ngan Kwan Kevin LO Chung Ping
Independent Non-executive Directors:	Edward CHENG Wai Sun, *S.B.S., J.P.* Chien LEE Dr. LI Dak Sum, *DSSc. (Hon.), J.P.* Gordon SIU Kwing Chue, *G.B.S., J.P.*
Alternate Director:	Anthony LEE Hsien Pin *(Alternate Director to Christina Lee Look Ngan Kwan)*

END